May 19, 2015

Via EDGAR Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu
Kayla Florio

Re:	Discover Card Execution Note Trust
Discover Card Master Trust I
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 19, 2015
File Nos. 333-141703-02 and 000-23108

Discover Bank (the “Company”) submits this letter in response to the letter (the “Comment Letter”) dated May 11, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Discover Card Execution Note Trust and Discover Card Master Trust I Form 10-K referenced above (the “Subject Filing”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

Form 10-K

Exhibit Index, Exhibit 4.8.18

1.	We note that you incorporate the Class A(2012-1) Terms Document dated as of February 8, 2012 by reference to Exhibit 4.1 to the Form 8-K filed on February 8, 2012. The correct form appears to have been filed on February 7, 2012 instead of February 8, 2012. Please revise in future filings. Please also confirm that your incorporation by reference in all future filings will accurately reference the incorporated document. See Item 10(d) of Regulation S-K.

Response

We will revise the referenced date of filing of Exhibit 4.1 to the Form 8-K filed on February 7, 2012 in future filings to refer to February 7, 2012 instead of February 8, 2012. We also confirm that our incorporation by reference in all future filings will accurately reference the incorporated document.

* * * * *

May 19, 2015

In connection with responding to your comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing, (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (302) 323-7434 or Christopher Greene at (224) 405-0330.

Sincerely,

/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Financial Officer and Assistant Treasurer

cc:	Christopher Greene
Stuart M. Litwin